UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR lSd-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42710

Sol Strategies Inc.

(Translation of registrant's name into English)

217 Queen Street West, Suite 401

Toronto, Ontario, MSV 0R2, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

SUBMITTED HEREWITH

Exhibit	Description
99.1	Material Change Report dated January 2, 2026 (Amended Credit Facility)
99.2	Material Change Report dated January 2, 2026 (At-the-Market Offering Program)
99.3	Material Change Report dated February 27, 2026 (Annual General Meeting and Proposed Board Slate)
99.4	Material Document dated January 2, 2026 (Debt Settlement and Termination Agreement)
99.5	Material Document dated February 27, 2026 (Cooperation Agreement)
99.6	Notice of Annual General Meeting of Shareholders and Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sol Strategies Inc.
(Registrant)

Date: March 5, 2026	By:	/s/ Michael Hubbard
Michael Hubbard
	Title:	Interim CEO